INDALEX HOLDINGS FINANCE, INC.
75 Tri-State International, Suite 450
Lincolnshire, Illinois 60069

December 15, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:                               Indalex Holdings Finance, Inc. Registration Statement on Form S-4, originally filed on October 24, 2006

Ladies and Gentlemen:

This letter is to supplementally advise the Securities and Exchange Commission (the “Commission”) that Indalex Holdings Corp., a Delaware corporation (the “Issuer”), Indalex Holdings Finance, Inc., a Delaware corporation, Indalex Inc., a Delaware corporation, Caradon Lebanon Inc., a Tennessee corporation, and Dolton Aluminum Company, Inc., a Wisconsin corporation (collectively, the “Guarantors” and, collectively with the Issuer, the “Registrants”) are registering their exchange offer, as described in the Registration Statement on Form S-4 originally filed with the Commission on October 24, 2006 (the “Registration Statement”), in reliance on the Commission’s position enunciated in the Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co., Inc. (available June 5, 1991), and Shearman & Sterling (available July 2, 1993) no-action letters.

The Registrants hereby represent that they have not entered into any arrangement or understanding with any person to distribute the exchange notes to be received in the exchange offer and, to the best of the Registrants’ information and belief, each person participating in the exchange offer is acquiring the exchange notes in the ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the exchange notes to be received in the exchange offer.  In this regard, the Registrants hereby represent that they will make each person participating in the exchange offer aware (through the exchange offer prospectus) that (1) if such person is participating in the exchange offer for the purpose of distributing the exchange notes to be acquired in the exchange offer, such person (i) cannot rely on the Commission’s position in Exxon Capital, Morgan Stanley and Shearman & Sterling or other interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), and (2) any broker-dealer who holds existing notes acquired for its own account as a result of market-making activities or other trading activities and who is participating in the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes.  The Registrants further acknowledge that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the exchange notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

Furthermore, the Registrants acknowledge that they will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the exchange offer a provision providing that if the exchange offeree is a broker-dealer holding existing notes acquired for its own account as a result of market-making activities or other trading activities, that such exchange offeree acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of exchange notes received in the exchange offer.

If you have any questions or comments, please contact the undersigned at (847) 810-3122, James S. Rowe of Kirkland & Ellis LLP at (312) 861-2191 or Carol Anne Huff of Kirkland & Ellis LLP at (312) 861-2163.

Sincerely,

INDALEX HOLDINGS FINANCE, INC.

By:	/s/ Michael E. Alger
Name:	Michael E. Alger
Title:	Chief Financial Officer

cc:           James S. Rowe, Kirkland & Ellis LLP
                Carol Anne Huff, Kirkland & Ellis LLP